STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                  STOLT-NIELSEN TRANSPORTATION GROUP FINALIZES
      JOINT-VENTURE AGREEMENTS FOR PETROCHEMICAL TERMINAL IN TIANJIN, CHINA

LONDON, ENGLAND - JUNE 12, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) announced today that its wholly owned subsidiary, Stolt-Nielsen Transportation Group (SNTG), signed two joint venture partnership agreements with the Lingang Harbor Affairs Company in Tianjin, China for the previously announced long-term lease of prime waterfront property upon which a state-of-the-art chemical and oil products terminal is to be built by SNTG.

The terms of the partnership agreements establish two joint venture companies, one that will own the jetty and dock facilities, and one that will own the terminal for bulk-liquid storage. SNTG will own 40% of the Tianjin Stolthaven Jetty Co. Ltd and 65% of the Tianjin Stolthaven Terminal Co. Ltd.

The initial phase of development is anticipated to include the construction of 47 storage tanks, with a total capacity of 185,400 cubic meters, and a jetty at a total estimated investment of $58 million. SNTG's share of the investment is anticipated to be $23 million. The terminal's first jetty, which is already under construction, is expected to be operational by August 2006. The terminal is expected to be operational in 2007.

"The Tianjin-Beijing region is one of the most exciting and dynamic areas in China," said Walter E. Wattenbergh, Managing Director of SNTG's Stolthaven Terminals division. "This new terminal facility will serve as an important gateway to the region, where economic growth and industrial expansion are driving increased demand for petroleum products and petrochemical feedstock. The terminal will also serve as a distribution hub for products and chemicals."

The terminal is located in the Lingang Development Zone, which will ultimately occupy an area of 80 square kilometers. In comparison, the Port of Rotterdam occupies approximately 100 square kilometers.

Wattenbergh noted that the new terminal in Tianjin, along with other strategic actions by SNTG, including the recent acquisition of 50% ownership in Oiltanking GmbH's terminal in Antwerp, underscore SNTG's commitment to expanding its worldwide terminal network to provide increased service and value to its customers.

SNTG, with headquarters in Rotterdam, established a representative office in Shanghai in 1994 and currently has offices in Shenzen, Shanghai and Tianjin.

Contact:  Richard M. Lemanski
          U.S. 1 203 299 3604
          rlemanski@stolt.com

          Jan Chr. Engelhardtsen
          UK 44 20 7611 8972
          jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.
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